Digital Ally, Inc.

4831 W. 136th Street

Suite 300

Leawood, Kansas 66224

May 1, 2007

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Suzanne Hayes

Re:	Digital Ally, Inc.
Registration Statement on Form SB-2 (File No. 333-138025)

Ladies and Gentlemen:

We respectfully request acceleration of the effective date of the Registration Statement on Form SB-2 (File No. 333-138025) relating to the resale of up to 6,733,750 shares of Common Stock, par value $0.001 per share, of Digital Ally, Inc., so that the Registration Statement shall become effective at 4:00 p.m. Eastern Time on Thursday, May 3, 2007 or as soon thereafter as possible.

The Company acknowledges that:

•

Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DIGITAL ALLY, INC.

By	/s/ Stanton E. Ross
Stanton E. Ross
Chief Executive Officer